Exhibit 99.1

NaaS Technology Inc. Reports Unaudited 2024 First Quarter Financial Results

BEIJING, China, May 9, 2024 (PRNewswire) — NaaS Technology Inc. (“NaaS” or the “Company”) (Nasdaq: NaaS), the first U.S. listed EV charging service company in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights:

•	Revenues increased by 166% year over year and reached RMB96.2 million (US$13.3 million) for the first quarter of 2024.

•	Gross margin was 25.3% for the first quarter of 2024, compared with 16.9% for the same period of 2023.

•	Gross profit grew 4.0 times year over year to RMB24.3 million (US$3.4 million) for the first quarter of 2024.

First Quarter 2024 Operational Highlights:

•	Charging volume transacted through NaaS’ network reached 1,216 GWh for the first quarter of 2024, representing an increase of 19% year over year.

•	Gross transaction value transacted through NaaS’ network reached RMB1.2 billion (US$160.1 million) for the first quarter of 2024, representing an increase of 17% year over year.

•	Number of orders transacted through NaaS’ network reached 50.3 million for the first quarter of 2024, representing an increase of 13% year over year.

“We kicked off 2024 with robust financial and operational growth while strengthening our foundational capabilities in mobility connectivity services, significantly boosting our competitive edge,” said Ms. Yang Wang, chief executive officer of NaaS. “We actively empower charging point operators within our mobility connectivity ecosystem, continually delivering innovative energy solutions. This strategic approach has driven revenue diversification and significantly strengthened our position in the broader energy market. Our commitment to seamlessly integrating digital technology across various sectors is paving the way for high-quality industry development and improving the overall charging experience for end-users.”

Mr. Alex Wu, president and chief financial officer of NaaS, added, “Leveraging our deep industry knowledge, we focused on high-quality revenue growth in the first quarter, considerably increasing our revenue and gross margins. Our strategic, disciplined financial management has also reinforced our financial stability and enhanced profitability across our business units. By continually optimizing efficiency and maintaining our growth trajectory, we are committed to delivering robust financial performances and ensuring long-term value creation for our stakeholders.”

2024 First Quarter Business Updates and Financial Results:

NTR Turns Positive and Further Increased GTR

The Company continues to witness a positive trend in its Net Take Rate (NTR)1 and Gross Take Rate (GTR)2. In April 2024, the NTR reached a historical high. This increase reflects the success of NaaS’ strategic initiatives to expand its network and strengthen its resources, contributing to higher profitability from its mobility connectivity services. The improvement of these metrics underscores NaaS’ ability to maintain operational excellence and adjust its promotional strategies to enhance customer loyalty and create a robust network effect.

Strengthening Open-Source Commitment

NaaS has recently joined the Open Invention Network (OIN), the largest patent non-aggression community dedicated to protecting open source. Its membership underscores NaaS’ commitment to leveraging open-source technology to advance its charging infrastructure networks. Joining OIN is a part of NaaS’ strategy to enhance its intellectual property and research and development capabilities. As of March 31, 2024, NaaS had filed over 250 patent applications in more than ten countries and regions around the world, including the United States, the United Kingdom, Norway, Japan, Thailand, Brazil and Australia, demonstrating its robust focus on innovation. NaaS’ patent strategy strengthens its technological prowess while fostering innovation and safeguarding its advancements in the new energy sector.

Revenues

Total revenues reached RMB96.2 million (US$13.3 million) for the first quarter of 2024, representing an increase of 166% year over year. The increase was mainly attributable to strong execution in the ramping up of charging services and stable delivery in the Company’s energy solution projects throughout the first quarter of 2024.

Charging services revenues contributed RMB47.8 million (US$6.6 million) for the first quarter of 2024, with a growth rate of 99% year over year. The increase was primarily attributable to a reduced proportion of platform-based incentives relative to the commission fees we generated through our charging services. The Company offered platform-based incentives to end-users to boost the use of its network, and charging services revenues are recorded net of end-user incentives. Costs associated with end-user incentives and recorded as reductions to total revenues totaled RMB91.3 million (US$12.6 million) and RMB69.7 million for the first quarter of 2024 and 2023, respectively.

Energy solutions revenues for the first quarter of 2024 increased by 334% year over year to RMB47.2 million (US$6.5 million). The increase was primarily driven by revenues from the delivery of on-going energy solution projects, especially photovoltaic projects and engineering procurement construction projects, that provide renewable energy generation, energy management and energy storage solutions.

New initiatives revenues remained relatively stable at RMB1.2 million (US$0.2 million) for the first quarter of 2024 as compared with the same period in 2023 as the Company continued to launch new initiatives to expand its market offerings.

[1]

NTR measures NaaS’ return from transactions arising from its mobility connectivity services after adjusting for incentives which are paid to end-users through NaaS’ partnered platform in the form of discounts and promotions to boost the use of its network. NTR is calculated by taking NaaS’ gross receipts from transactions, deducting transaction outgoings and incentives, and adding income from membership programs. The result is then expressed as a percentage of the total transaction value.

[2]	GTR is calculated as the percentage of NaaS’ commission income derived from the gross transaction value at charging stations, indicating the Company’s share of charging stations’ gross income.

Cost of revenues, gross profit and gross margin

Total cost of revenues increased 139% to RMB71.9 million (US$10.0 million) for the first quarter of 2024 from RMB30.0 million for the first quarter of 2023. The change was largely in line with revenue growth.

Total gross profit grew 4.0 times year over year from RMB6.1 million for the first quarter of 2023 to RMB24.3 million (US$3.4 million) for the first quarter of 2024, benefiting from solid revenue growth and a year-over-year improvement in gross margin from 16.9% to 25.3%. Gross margin improvement was mainly attributable to an increased number of profitable orders in charging services and as a result of the Company’s growing know-how and capabilities in delivering and executing energy solution projects of different scales.

Operating expenses

Total operating expenses increased from RMB119.7 million for the first quarter of 2023 to RMB215.7 million (US$29.9 million) for the first quarter of 2024. Operating expenses as a percentage of revenues decreased year over year from 331% to 224%, mainly due to the increase in total revenues and optimization of operation.

Selling and marketing expenses increased 7.2% from RMB66.4 million for the first quarter of 2023 to RMB71.2 million (US$9.9 million) for the first quarter of 2024. The increase was mainly attributable to an increase in the sales and marketing expenses for our energy solutions business, partially offset by a reduction in excess incentives to end-users in connection with our mobility connectivity services. Costs associated with excess incentives to end-users included in selling and marketing expenses were RMB26.6 million (US$3.7 million) for the first quarter of 2024, accounting for 0.6 times charging services revenues, compared with RMB41.7 million and 1.7 times, respectively, for the same period of 2023. The reduction in costs associated with excess incentives to end-users was attributable to a reduced proportion of platform-based incentives relative to the commission fees we generated through our charging services.

Administrative expenses increased from RMB45.5 million for the first quarter of 2023 to RMB123.0 million (US$17.0 million) for the first quarter of 2024. Setting aside equity-based compensation, administrative expenses increased from RMB31.8 million for the first quarter of 2023 to RMB62.8 million (US$8.7 million) for the first quarter of 2024, primarily due to higher professional fees and office expenses.

Research and development expenses increased from RMB7.8 million for the first quarter of 2023 to RMB21.5 million (US$3.0 million) for the first quarter of 2024. The increase in research and development expenses was primarily due to the Company’s continued dedication of resources to innovate and improve the Company’s business.

Finance costs

Finance costs increased from RMB7.1 million for the first quarter of 2023 to RMB17.7 million (US$2.5 million) for the first quarter of 2024 because the Company utilized more borrowings in the first quarter of 2024.

Income tax expenses

Income tax expenses were RMB2.7 million (US$0.4 million) in the first quarter of 2024, compared with income tax expenses of RMB3.1 million for the same period of 2023.

Net loss and non-IFRS net loss attributable to ordinary shareholders; net margin and non-IFRS net margin

Net loss attributable to ordinary shareholders was RMB227.4 million (US$31.5 million) for the first quarter of 2024, compared with a net loss attributable to ordinary shareholders of RMB109.7 million for the same period in 2023. Non-IFRS net loss3 attributable to ordinary shareholders was RMB126.4 million (US$17.5 million) for the first quarter of 2024, compared with non-IFRS net loss attributable to ordinary shareholders of RMB102.3 million for the same period in 2023. Net margin increased from negative 303% for the first quarter of 2023 to negative 236% for the first quarter of 2024 and non-IFRS net margin increased from negative 283% for the first quarter of 2023 to negative 131% for the first quarter of 2024. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS measures” for details.

[3]

Non-IFRS net loss was arrived at after excluding share-based compensation expenses, fair value changes of convertible instruments, and fair value changes of financial assets at fair value through profit or loss. Non-IFRS net margin was calculated by dividing non-IFRS net loss by total revenue. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures” for details.

Recent Development

In May 2024, we amended and restated our previously adopted Second Amended and Restated New 2022 Share Incentive Plan to expand the number of Class A ordinary shares available for grant of awards. Upon the amendment, the maximum total number of Class A ordinary shares of the Company underlying all awards, whether granted or available to be granted, under the plan became 644,746,682 (from 490,563,333 immediately prior to the amendment) and will be increased on the first day of each fiscal year from January 1, 2025 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise determined by the board of directors of the Company. No other substantive amendment to the previous Second Amended and Restated New 2022 Share Incentive Plan was made.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern time on May 10, 2024 (8:00 PM Beijing/Hong Kong time on May 10, 2024).

Participants who wish to join the conference call should register online at:

https://s1.c-conf.com/diamondpass/10038734-6cm51w.html

Once registration is completed, participants will receive the dial-in information for the conference call.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.enaas.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until May 17, 2024, by dialing the following telephone numbers:

United States: 1 855 883 1031

China: 400 1209 216

Replay Access Code: 10038734

Exchange Rate

This press release contains translations of certain RMB amounts into USD at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measures

The Company uses non-IFRS measures such as non-IFRS net loss and non-IFRS net margin, non-IFRS net debt and non-IFRS total liabilities to total assets ratio, in evaluating its operating results, financial position and for financial and operational decision-making purposes. The Company believes that non-IFRS financial measures help identify underlying trends in the Company’s business and financial position that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period and effects certain instruments convertible to the Company’s equity. The Company believes that non-IFRS financial measures provide useful information about its results of operations and financial position, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to IFRS financial measures or any other measure of performance or as an indicator of its operating performance and financial position. Investors are encouraged to review non-IFRS financial measures and the reconciliation to their most directly comparable IFRS measures. Non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the IFRS and non-IFRS financial measures, please see the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures.”

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset’s lifecycle and facilitating energy transition.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended
	March 31, 2023	March 31, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$
Revenues
Charging services revenues	24,061	47,836	6,625
Energy solutions revenues	10,872	47,209	6,538
New initiatives revenues	1,228	1,192	165

Total revenues	36,161	96,237	13,328

Cost of revenues	(30,047)	(71,889)	(9,957)

Gross profit	6,114	24,348	3,371

Operating expenses
Selling and marketing expenses	(66,389)	(71,201)	(9,861)
Administrative expenses	(45,497)	(123,005)	(17,036)
Research and development expenses	(7,832)	(21,523)	(2,981)

Total operating expenses	(119,718)	(215,729)	(29,878)

Other (losses)/gains, net	493	4,786	663
Operating loss	(113,111)	(186,595)	(25,844)

Fair value changes of convertible instruments	—	(7,790)	(1,079)
Fair value changes of financial instruments at fair value through profit or loss	13,571	(12,928)	(1,791)
Finance costs	(7,060)	(17,732)	(2,456)

Loss before income tax	(106,600)	(225,045)	(31,170)

Income tax expenses	(3,055)	(2,687)	(372)

Net loss	(109,655)	(227,732)	(31,542)

Net loss attributable to:
Equity holders of the company	(109,655)	(227,399)	(31,496)
Non-controlling interests	—	(333)	(46)

	(109,655)	(227,732)	(31,542)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended
	March 31, 2023	March 31, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$
Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.09)	(0.01)
Diluted	(0.05)	(0.09)	(0.01)
Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.50)	(0.91)	(0.13)
Diluted	(0.50)	(0.91)	(0.13)
Weighted average number of ordinary shares outstanding-basic	2,196,978,125	2,508,694,151	2,508,694,151
Weighted average number of ordinary shares outstanding-diluted	2,196,978,125	2,508,694,151	2,508,694,151
Net loss	(109,655)	(227,732)	(31,542)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax	(23,353)	(40,676)	(5,634)
Currency translation differences	(1,240)	552	76

Other comprehensive loss, net of tax	(24,593)	(40,124)	(5,558)
Total comprehensive loss	(134,248)	(267,856)	(37,100)

Total comprehensive loss attributable to:
Equity holders of the company	(134,248)	(267,523)	(37,054)
Non-controlling interests	—	(333)	(46)

	(134,248)	(267,856)	(37,100)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2023	March 31, 2024
(In thousands)	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	436,242	297,071	41,144
Trade receivables	73,144	69,288	9,596
Contract assets	77,684	72,938	10,102
Financial assets at fair value through profit or loss	70,164	57,515	7,966
Inventories	22,458	22,343	3,094
Prepayments, other receivables and other assets	436,377	471,674	65,326
Other financial assets	27,898	26,961	3,734

Total current assets	1,143,967	1,017,790	140,962

Non-current assets
Right-of-use assets	14,026	12,253	1,697
Financial assets at fair value through profit or loss	34,788	34,818	4,822
Financial assets at fair value through other comprehensive income	104,970	64,294	8,905
Other financial assets	100,718	102,066	14,136
Investments accounted for using equity method	267	267	37
Property, plant and equipment	4,378	3,948	547
Intangible assets	13,320	12,626	1,749
Goodwill	40,085	40,100	5,554
Other non-current assets	8,580	7,042	975

Total non-current assets	321,132	277,414	38,422

Total assets	1,465,099	1,295,204	179,384

LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank borrowings	72,953	229,545	31,792
Current lease liabilities	7,154	7,567	1,048
Trade payables	152,066	147,995	20,497
Income tax payables	19,170	21,942	3,039
Convertible bonds	272,684	251,070	34,773
Other payables and accruals	293,003	227,136	31,459

Total current liabilities	817,030	885,255	122,608

Non-current liabilities
Non-current lease liabilities	6,936	5,057	700
Interest-bearing bank borrowings	681,821	563,821	78,088
Deferred tax liabilities	2,917	2,833	392

Total non-current liabilities	691,674	571,711	79,180

Total liabilities	1,508,704	1,456,966	201,788

EQUITY
Share capital	165,183	173,932	24,089
Subscription receivable	(4,696)	(4,696)	(650)
Warrant outstanding	—	29,587	4,098
Additional paid in capital	7,196,341	7,307,704	1,012,105
Other reserves	(65,699)	(105,823)	(14,656)
Accumulated losses	(7,338,168)	(7,565,567)	(1,047,819)
Non-controlling interests	3,434	3,101	429

Total equity	(43,605)	(161,762)	(22,404)

Total equity and liabilities	1,465,099	1,295,204	179,384

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Three Months Ended
	March 31, 2023	March 31, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$
Reconciliation of Adjusted net loss attributable to ordinary shareholders of the Company to Net loss attributable to ordinary shareholders of the Company
Net loss attributable to ordinary shareholders of the Company	(109,655)	(227,399)	(31,496)
Add: Share-based compensation expenses	20,940	80,316	11,124
Fair value changes of convertible instruments	—	7,790	1,079
Fair value changes of financial assets at fair value through profit or loss	(13,571)	12,928	1,791

Adjusted net loss attributable to ordinary shareholders of the Company	(102,286)	(126,365)	(17,502)

Adjusted net basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.05)	(0.01)
Diluted	(0.05)	(0.05)	(0.01)
Adjusted net basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.47)	(0.50)	(0.07)
Diluted	(0.47)	(0.50)	(0.07)
Weighted average number of ordinary shares outstanding-basic	2,196,978,125	2,508,694,151	2,508,694,151
Weighted average number of ordinary shares outstanding-diluted	2,196,978,125	2,508,694,151	2,508,694,151

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Three Months Ended
	March 31, 2023	March 31, 2024
(In thousands)	RMB	RMB	US$
Cost of revenues	(30,047)	(71,889)	(9,957)
Share-based compensation expenses	494	3,474	481

Non-IFRS cost of revenues	(29,553)	(68,415)	(9,476)

Selling and marketing expenses	(66,389)	(71,201)	(9,861)
Share-based compensation expenses	4,888	11,971	1,658

Non-IFRS selling and marketing expenses	(61,501)	(59,230)	(8,203)

Administrative expenses	(45,497)	(123,005)	(17,036)
Share-based compensation expenses	13,668	60,250	8,345

Non-IFRS administrative expenses	(31,829)	(62,755)	(8,691)

Research and development expenses	(7,832)	(21,523)	(2,981)
Share-based compensation expenses	1,890	4,621	640

Non-IFRS research and development expenses	(5,942)	(16,902)	(2,341)

Operating loss	(113,111)	(186,595)	(25,844)
Share-based compensation expenses	20,940	80,316	11,124

Non-IFRS operating loss	(92,171)	(106,279)	(14,720)